02022453

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 5-8-02

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 49252

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM / DD / YY) AND ENDING 12/31/01 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEA Tax Sheltered Annuity Trust

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

45 Nob Hill Road
(No. and Street)

Madison	WI	53713
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAY 03 2002 WASH. D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Carol Peirick (608) 661-6617
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Strohm Ballweg, LLP

PROCESSED MAY 20 2002 P THOMSON FINANCIAL

725 Heartland Trail, Suite 101	Madison	WI	53707
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Paul Lefebvre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Tax Sheltered Annuity Trust, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul G Lefebvre
Signature

Assistant Executive Director
Title

Cheryl M Weith
Notary Public
com: 3/29/2000 - 3/28/2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEA TRUST

P.O. Box 7338, Madison, WI 53707-7338 \ 45 Nob Hill Road, Madison, WI 53713-3959 \ PHONE 608.276.4000 \ 800.279.4000 \ FAX 608.276.9119

April 18, 2002

SEC MAIL PROCESSING
RECEIVED
MAY 03 2002
WASH. D.C. 165 SECTION

NASD Regulation, Inc., District 8
55 West Monroe Street
Suite 2700
Chicago, IL 60603-5001

Dear Sir or Madam:

In response to your letter dated April 10, 2002, the following is a statement regarding the differences between the audited Computation of Net Capital and the unaudited Part II, and between the audited Computation of Reserve Requirements and the unaudited Part II of the WEA Tax Sheltered Annuity Trust (Firm CRD No. 40981).

There were no differences between the audited Computation of Net Capital as of December 31, 2001, and the WEA Tax Sheltered Annuity Trust's corresponding Unaudited Part II. There were also no differences between the audited Computation of 15c3-3 Reserve Requirements as of December 31, 2001, and the WEA Tax Sheltered Annuity Trust's corresponding Unaudited Part II.

Enclosed is a signed and notarized Oath or Affirmation and a new completed Part III Facing Page. I believe this will complete the filing of our December 31, 2001, annual audited financial report pursuant to SEC Rule 17a-5(d)(4).

Sincerely,

Carol F. Peirick

Carol F. Peirick
Controller

CFP/ck

Enclosure (1)

cc: SEC, Washington, DC
SEC Midwest Regional Office, Chicago, IL